Exhibit 99.4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS ENDED JUNE 30, 2022

In this report, as used herein, and unless the context suggests otherwise, the terms “GFAI,” “Company,” “we,” “us” or “ours” refer to the combined business of Guardforce AI Co., Limited, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “THB” are to the legal currency of Thailand. References to “RMB” are to the legal currency of the People’s Republic of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022 (the “2021 Form 20- F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2021 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2021 Form 20-F.

Overview

Our businesses are categorized into four main units:

[i] Secure Logistics Business;

[ii] Information Security Business;

[iii] Robotics AI Solution Business; and

[iv] General security Business.

Secure Logistics Business

We conduct business mainly through Guardforce Cash Solutions Security Thailand Co., Limited, or GF Cash (CIT), our subsidiary, which provides secured logistics solutions in Thailand. This includes the following services:

(i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV):

CIT (Non-DV) includes the secure transportation of cash and other valuables between commercial banks and the Bank of Thailand, Thailand’s central bank. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. As such, the main customers for this service are the local commercial banks. Charges to the customers are dependent on the value of the consignment; condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection); and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

(ii) Cash-In-Transit – Dedicated Vehicle (DV):

CIT (DV) includes the secure transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

(iii) ATM Management Services:

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes, for example, complete machine failure, and damage to hardware and software.

(iv) Cash Processing (CPC):

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

(v) Cash Center Operations (CCT):

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

(vi) Cheque Center Service (CDC):

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

(vii) Express Cash:

The express cash service is an expansion of our Guardforce Digital Machine, or GDM, solution. We work with commercial banks to have a mobile GDM installed in our CIT vehicles to collect cash from retail customers at the retailers’ sites. The cash is immediately processed inside the CIT vehicle and the cash counting results are immediately transmitted to GF Cash (CIT) headquarters and to a commercial bank. The bank will then credit the counted amount to its customers’ bank accounts. We launched the Express Cash service in 2019.

(viii) Coin Processing Service:

The Coin Processing Service includes the secure collection of coins from retail businesses and banks. The coins are stored and then delivered to the Royal Thai Mint, a sub-division of the Thai Treasury Department, Ministry of Finance. We deploy manpower to work at the Royal Thai Mint as cashier services. Additionally, we use our existing vehicle fleet to deliver coins from the Royal Thai Mint to bank branches, and vice versa.

(ix) Cash Deposit Management Solutions:

Cash Deposit Management Solutions are currently delivered by our Guardforce Digital Machine solution. Our GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance with agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

Information Security Business

We acquired a majority stake in Handshake Networking (Handshake) on March 25, 2021, in furtherance of our strategy to diversify into information security as part of our portfolio of services. The purpose of this acquisition was to provide us with the experience, expertise and creditability to capitalize on the growing information security market.

The services offered under our Information Security business include:

●	External and Internal Penetration Testing;

●	Wireless Network Testing;

●	Web Application Testing;

●	Hospitality Services Testing;

●	Consulting Services, Training;

●	PCI Services; and

●	Forensic Services.

Robotics AI Solution Business

Our Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. We do not manufacture the robots, but we operate on a Robots as a Service (RaaS) business model and purchase the robots from equipment manufacturers. We integrate various value add applications into the robots for leasing to generate recurring revenue. As part of our market penetration strategy, we have adopted a mass adoption strategy by providing the robots on a trial basis with an option to purchase or rent.

On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in Greater Bay Area of China. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative.

General Security Business

On June 22, 2022, we acquired 100% of the equity interests in Beijing Wanjia Security System Co. Ltd (“Beijing Wanjia”) in the PRC. Beijing Wanjia is an integrated alarm security solution provider with over 25 years experience and a well-established customer base among retail businesses. The acquisition of a well-established integrated security solution provider in Beijing is truly transformative as it not only strengthens our foothold in Asia, but also expands our integrated security capabilities.

The business environment in which we operate can change quickly. We must quickly adapt to changes in the competitive landscape and local market conditions. To be successful, we must be able to balance, on a market-by market basis, the effects of changing demand on the utilization of our resources. We operate on a centralized basis but allow enough flexibility so local field management can adjust operations to the particular circumstances of their markets.

We measure financial performance on a long-term basis. We create value by focusing on yielding solid returns on capital, growing our revenues and earnings, and generating cash flows sufficient to fund our growth.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2022		2021
	$	% of Revenue	$	% of Revenue
Revenue	16,942,522	100.0%	18,405,025	100.0%
Cost of sales	(14,998,727)	(88.5)%	(16,346,463)	(88.2)%
Gross profit	1,943,795	11.5%	2,058,562	11.8%
Provision for and write off of withholding tax receivables	(265,340)	(1.6)%	(98,226)	(0.5)%
Stock based compensation	(252,095)	(1.5)%	-	-
Selling, distribution and administrative expenses	(6,977,996)	(41.1)%	(3,271,608)	(17.8)%
Operating loss	(5,549,636)	(32.8)%	(1,311,272)	(6.5)%
Other income, net	46,859	0.3%	237,178	1.3%
Foreign exchange losses, net	(745,759)	(4.4)%	(40,137)	0.2)%
Finance costs	(410,861)	(2.4)%	(440,952)	(2.4)%
Loss before income tax	(6,659,397)	(39.3)%	(1,555,183)	(7.8)%
Provision for income tax benefit	320,183	1.9%	-	-%
Net loss for the period	(6,339,214)	(37.4)%	(1,555,183)	(7.8)%
Net loss attributable to:
Equity holders of the Company	(6,306,822)		(1,555,274)
Non-controlling interests	32,392		(91)
	(6,339,214)		(1,555,183)

Comparison of six months ended June 30, 2022 and 2021

Revenue

For the six months ended June 30, 2022, our revenue was $16,942,522, a decrease of $1,462,503, or 7.9%, compared to $18,405,025 for the six months ended June 30, 2021. The continuous spread of COVID-19 in 2022 led to the decrease in our revenue from our major secured logistics segment. The frequency of services delivered for our CIT and ATM management services business was affected as certain customers’ facilities were closed to curtail the spread of the coronavirus, especially during February 2022 to May 2022. In addition, as a result of two of our major bank customers, Thanachart Bank Public Company had merged with TMB Bank Public Company in June 2021 to become TTB Bank Public Company, our number of service activities were reduced compared to the six months ended June 30, 2021. Although there was a drop in revenue for CIT related business, we benefited from an increase and stronger demand for our Robotics AI Solutions business by our customers. For the six months ended June 30, 2022, the revenue contribution from our Robotics AI Solutions has experienced continuous increase in the past years and it increased by $515,169 or 252.7%, which represents approximately 4.2% of our total revenue as compared to 1.1% for the six months ended June 30, 2022.

Cost of sales and gross profit

Cost of sales:

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the six months ended June 30, 2022, our cost of revenue was $14,998,727, a decrease of $1,347,736, or 8.2%, compared to $16,346,463 for the six months ended June 30, 2021. Cost of revenue as a percentage of our revenues slightly decreased from 88.8% for the six months ended June 30, 2021 to 88.5% for the six months ended June 30, 2022. This decrease was in line with the decrease in revenue. Despite the increase in fuel consumption costs in the past years by approximately 34.3% from THB25.76 ($0.7) average per liter as of June 2021 to THB34.60 ($1.0) average per liter as of June 2022, we continue our effective cost savings measures to control our direct labor and overhead cost which offset the impact on the increase fuel price.

Gross profit:

As a percentage of revenue, our gross margin slightly increased from 11.2% for the six months ended June 30, 2021 to 11.5% for the six months ended June 30, 2022, primarily due to the cost control.

Selling, distribution and administrative expenses

The Company’s total selling, distribution and administrative expenses are comprised of the following:

●	Selling and distribution expenses are mainly comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are mainly comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements, robots and motor vehicles and rental expenses of our offices in different countries.

For the six months ended June 30, 2022, our total selling, distribution and administrative expenses were $6,977,996, an increase of $3,706,388, or 113.3%, compared to $3,271,608 for the six months ended June 30, 2021. The net increase was mainly due to:

●	Increase in headquarter expenses, including staff expenses, directors’ emoluments, sales and marketing and for general corporate purposes and legal and professional fees in connection with the private placements and acquisition of subsidiaries; and

●	Increase in robotics business expenses including staff expenses, rental expenses and marketing expenses to further our robotics as a service business and related technology capabilities. During the six months ended June 30, 2022, we acquired four robotics related subsidiaries and incorporated twelve robotics related entities around the globe.

Although we maintain our cost reduction measures, we expect our administrative expenses will increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income

Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the six months ended June 30, 2022, other income was $46,859, a decrease of $190,319 or 80.2%, as compared to $237,178 for the six months ended June 30, 2021. The decrease was mainly due to amount due to a related party of $224,766 was forgiven in May 2021, no such event incurred during the six months ended June 30, 2022.

Finance costs

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings and related party borrowings utilized for working capital purposes.

Income tax expense

For the six months ended June 30, 2022, our income tax benefit was $320,183, as compared to $nil for the six months ended June 30, 2021. We are subject to various rates of income tax under different jurisdictions. Income tax benefit and deferred tax assets were recognized for the six months ended June 30, 2022 as there was tax loss reported in 2022.

Net loss

For the six months ended June 30, 2022, our net loss was $6,339,214, an increase of $4,784,031, as compared to net loss $1,555,183 for the six months ended June 30, 2021. This was mainly due to lower revenue and an increase in selling, distribution and administrative.

Although we incurred a significant net loss for the year ended December 31, 2021, we expect to see a positive trend in our future results.

Net loss (profit) attributable to non-controlling Interests:

For the six months ended June 30, 2022 and 2021, net loss (profits) attributable to non-controlling interests were $32,392 and $(91) respectively.

Net loss attributable to equity holders of the Company:

For the six months ended June 30, 2022 and 2021, our net loss attributable to equity holders of the Company were $6,306,822 and $1,555,274, respectively.

Inflation.

Inflation is not expected to materially affect our business or the results of our operations.

Foreign Currency Fluctuations.

Our activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Critical Accounting Policies.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with our customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting.

The IASB issued a new standard IFRS 16 for leases. This standard replaced IAS 17. The main impact on lessees is that almost all leases are reflected on the balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exemptions are short-term and low-value leases. The Company has adopted IFRS 16 from January 1, 2019 and has not restated comparatives for the prior reporting periods, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening consolidated balance sheet on January 1, 2019.

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net (loss) income represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense and allowance for and write off of withholding tax receivables.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the six months ended June 30,
	2022	2021
Net loss - IFRS	$(6,339,214)	$(1,555,183)
Finance costs	410,861	440,952
Income tax benefit	(320,183)	-
Depreciation and amortization expense	2,697,378	2,542,432
EBITDA	(3,551,158)	1,428,201
Allowance for and write off of withholding tax receivables	263,340	98,226
Stock-based compensation expenses	252,095	-
Adjusted net (loss) income (Non-IFRS)	$(3,035,723)	$1,526,427
Non-IFRS (loss) earnings per share
Earnings per share attributable to equity holders of the Company
Basic and diluted	$(0.09)	$0.09

Weighted average number of shares used in computation:
Basic and diluted	35,235,992	17,486,264

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

As of June 30, 2022 and 2021, we had cash and cash equivalents and restricted cash of approximately $9.5 million and $9.4 million, respectively.

The following table summarizes the key cash flow components from our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	For the six months ended June 30,
	2022	2021
Net cash (used in) generated from operating activities	$(13,827,792)	$2,042,948
Net cash used in investing activities	(9,341,708)	(2,224,467)
Net cash generated from (used in) financing activities	17,375,453	(1,653
Effect of exchange rate changes on cash	(519,523)	(554,528)
Net decrease in cash and cash equivalents, and restricted cash	(6,313,570)	(737,700)
Cash and cash equivalents, and restricted cash at January 1,	15,853,811	10,129,910
Cash and cash equivalents, and restricted cash at June 30,	$9,540,241	$9,392,210

Operating Activities

Net cash used in operating activities was $13,827,792 for the six months ended June 30, 2022. The difference between our net loss of $6,339,214 and net cash used in operating activities was mainly due to (i) depreciation and amortization of $2,697,378 comprised of depreciation of fixed assets, depreciation of right-of-use assets and amortization of intangible assets mainly acquired through the business combinations; (ii) interest expense of $506,818 for the bank loans and loans from related parties and finance costs related to the finance lease and operating lease liabilities; and (iii) the decrease in other operating assets and liabilities of $10,969,399 which was generally due to the increase in amount due from/to related parties of $6,111,443 including an amount due from a related party in connection with the prepayment of $5,908,930 for the purchase of robots and the increase in the inventories of $5,521,429 that during the six months ended June 30, 2022, we purchased robots from a related party totaled amounting to $7,008,322.

Investing Activities

Net cash used in from investing activities was $9,341,708 for the six months ended June 30, 2022, which was mainly due to (i) the purchase of intangible assets of $3,082,880 including the $3,000,000 paid to a related party for the development of the GFAI Intelligent Cloud Platform V2.0 (“ICP”) to help better manage the remotely deployed robots and to facilitate the development of additional features and applications.; (ii) purchase of property and equipment of $2,309,334; (iii) payment for the acquisitions of subsidiaries of $1,840,000; and (iv) deposits paid for business acquisitions of $2,160,000 which the acquisitions were terminated in September 2022 and this deposit will be fully refunded.

Financing Activities

Net cash generated from financing activities was $17,375,453 for the six months ended June 30, 2022, which was mainly attributable to the two private placements we completed. On January 20, 2022, we completed a private placement, wherein a total of 7,919,997 ordinary shares, with each investor also receiving a warrant for aggregate gross proceeds of approximately $10.3 million. On April 6, 2022, we completed another private placement to sell a total of 8,739,351 ordinary shares for aggregate gross proceeds of approximately $10.0 million.

The cash generated was offset with (i) repayment of borrowings of $840,762; and (ii) lease payments and interest paid of $1,483,203.

Research and Development, Patents and Licenses, Etc.

The Company has no research and development plans at present and there is no intellectual property owned by the Company at this moment.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material.

Tabular Disclosure of Contractual Obligations

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2026. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2022, are as follows:

Twelve months ending June 30:	Amount
2023	$1,250,035
2024	838,984
2025	820,002
2026	136,667
Total minimum payment required	$3,045,688

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2022 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$396,320	$339,703	$56,617	-	$-
Operating lease commitments	(b)	2,958,414	2,096,585	834,442	27,387	-
Purchase commitments	(c)	3,106,786	3,106,786	-	-
		6,461,520	$5,543,074	$891,059	27,387	-

(a)

The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will be expired in August 2023.

(b)

From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

(c)

AI Hong Kong entered into various purchase agreements with Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shenzhen Kewei Robot Technology Co., Ltd. to establish mutual contractual obligations for future purchases of robots.